UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ CARLOS E. GALVEZ PINILLOS

Name: Carlos E. Galvez Pinillos

Title: Chief Financial Officer

Date: March 28, 2017

Buenaventura Announces the Resolutions of the Annual Shareholders´ Meeting

LIMA, Peru--(BUSINESS WIRE)--March 28, 2017--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced the resolutions of the Company´s Annual General Shareholders´ Meeting held March 28, 2017. The following resolutions were passed:

1. Approval of the 2016 Annual Report.

2. Approval of the Buenaventura´s Consolidated Financial Statements and the Buenaventura´s Separated Financial Statements as of December 31, 2016.

3. Appoint of Ernst and Young (Paredes, Burga & Asociados) as External Auditors for fiscal year 2017.

4. Approval of the payment of a cash dividend of 0.057 (US$) per share or ADS according to the Company´s dividend policy. The cash dividend will be paid on May 2, 2017 and the Record Date will be April 18, 2017.

5. Designation of the members of the board for the period 2017 – 2019:

  Mr. Roque Benavides
  Mr. Igor Gonzales
  Mr. Jose Miguel Morales
  Mr. Felipe Ortiz-de-Zevallos
  Mr. William Champion
  Mr. German Suarez
  Mr. Diego de-la-Torre

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines, as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache) and is developing the San Gabriel Project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2015 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

CONTACT:
Contacts in Lima:
Carlos Galvez, 511-419-2540
Chief Financial Officer
or
Rodrigo Echecopar, 511-419 2591
Investor Relations Coordinator
rodrigo.echecopar@buenaventura.pe
or
Contacts in NY:
Barbara Cano, 646-452 2334
barbara.cano@mbsvalue.com
or
Company Website:
www.buenaventura.pe/ir